FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



Wachovia Mortgage Loan Trust, LLC
Exact Name of Registrant as Specified in Charter

0001326845
Registrant CIK Number

Form 8-K, August 25, 2005, Series 2005-3
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-126164
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 25, 2005

WACHOVIA MORTGAGE LOAN TRUST, LLC

By: 
Name: Robert Perret
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported August 25, 2005)

WACHOVIA MORTGAGE LOAN TRUST, LLC
(Exact name of registrant as specified in its charter)

Delaware	333-126164	20-3168291
(State or Other Jurisdiction of Incorporation)	*(Commission File Number)*	*(I.R.S. Employer Identification No.)*

301 S. College Street NC5578-Suite G Charlotte NC	28288-5578
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code, is (704) 715-8239.

[TPW: NYLEGAL:371637.1] 18663-00038 08/25/2005 01:48 PM

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On or about August 30, 2005, the Registrant will cause the issuance and sale of approximately $1,000,000,000.00 initial principal amount of Encore Credit Receivables Trust 2005-3, Asset-Backed Notes, Series 2005-1, Series 2005-3 (the "Underwritten Certificates") pursuant to an Indenture to be dated as of August 1, 2005.

In connection with the sale of the Underwritten Certificates, the Registrant has been advised by Wachovia Capital Markets, LLC and Countrywide Securities Corporation (the "Joint Lead Managers"), that the Joint Lead Managers have furnished to prospective investors certain computational materials (the "Computational Materials") with respect to the Underwritten Certificates following the effective date of Registration Statement No. 333-126164, which Computational Materials are being filed as an exhibit to this report.

The Computational Materials have been provided by the Joint Lead Managers. The information in the Computational Materials are preliminary and are subject to change. The Computational Materials do not contain all information that is required to be included in the base prospectus and the prospectus supplement. Investors are urged to read the base prospectus and the prospectus supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information.

The Computational Materials were prepared by the Joint Lead Managers at the request of certain prospective investors, based on assumptions provided by, and satisfying the special requirements of, such prospective investors. The Computational Materials may be based on assumptions that differ from the assumptions set forth in the prospectus supplement. The Computational Materials may not include, and do not purport to include, information based on assumptions representing a complete set of possible scenarios. Accordingly, the Computational Materials may not be relevant to or appropriate for investors other than those specifically requesting them.

In addition, the actual characteristics and performance of the mortgage loans underlying the Underwritten Certificates (the "Mortgage Loans") may differ from the assumptions used in the Computational Materials, which are hypothetical in nature and which were provided to certain investors only to give a general sense of how the yield, average life, duration, expected maturity, interest rate sensitivity and cash flow characteristics of the Underwritten Certificates might vary under varying prepayment and other scenarios. Any difference between such assumptions and the actual characteristics and performance of the Mortgage Loans will affect the actual yield, average life, duration, expected maturity, interest rate sensitivity and cash flow characteristics of the Underwritten Certificates.

Item 9.01. Financial Statements, *Pro Forma* Financial Information and Exhibits

(a) Financial Statements.

Not applicable.

(b) *Pro Forma* Financial Information.

Not applicable.

(c) Exhibits

Exhibit No.	**Item 601(a) of Regulation S-K Exhibit No.**	**Description**
1	99	Computational Materials prepared by Wachovia Capital Markets, LLC in connection with Encore Credit Receivables Trust 2005-3, Asset-Backed Notes, Series 2005-1, Series 2005-3 (filed in paper pursuant to the automatic SEC exemption pursuant to Release 33-7427, October 7, 1997).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 25, 2005

WACHOVIA MORTGAGE LOAN TRUST, LLC

By: /s/ Robert Perret
Name: Robert Perret
Title: Vice President

EXHIBIT INDEX

Exhibit Number	Item 601(a) of Regulation S-K Exhibit No.	Sequentially Numbered Description	Page
1	99	Computational Materials	Filed Manually

Prepared for Fortis Investments
Encore Credit Receivables Trust 2005-3

Class M-8
BBB+/Baa2 (S&P/Moodys)

To Call

Class Rating (S/M)	75% PPC	100% PPC	125% PPC
Avg. Life	5.53	4.20	3.62
Mod. Duration	4.70	3.73	3.28
Prcp Window	09/08 - 04/14	10/08 - 10/11	11/08 - 03/10
DM	135	135	135

Maturity

Class Rating (S/M)	75% PPC	100% PPC	125% PPC
Avg. Life	5.90	4.48	3.84
Mod. Duration	4.93	3.92	3.45
Prcp Window	09/08 - 03/17	10/08 - 01/14	11/08 - 12/11
DM	138	138	138

Assumptions:
Static Libor
1 Mo Libor: 3.62
6 Mo Libor: 4.04
No Losses